EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AMCORE Financial, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-10446, 333-75261, and 333-118911) on Form S-8 of AMCORE Financial, Inc. of our reports dated March 10, 2006, with respect to the consolidated balance sheets of AMCORE Financial, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of AMCORE Financial, Inc.

/s/ KPMG LLP

Chicago, Illinois

March 10, 2006